ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 12, 2016

Robert M. Schmidt

(617) 951-7831

robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah D. Skeens, Esq.

Re:	AllianzGI Institutional Multi-Series Trust (Registration No. 811-22975)—Responses to Comments on Amendment No. 5 to Registration Statement Filing on Form N-1A filed on March 24, 2016

Dear Ms. Skeens:

I am writing on behalf of AllianzGI Institutional Multi-Series Trust (the “Trust” or the “Registrant”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 5 to the Registration Statement on Form N-1A (“Amendment No. 5”), which was filed with the Commission on March 24, 2016 with respect to AllianzGI Best Styles Global Managed Volatility Portfolio, a new series of the Trust (the “Portfolio”). On May 16, 2016, you provided, via telephone, oral comments of the Staff regarding Amendment No. 5. The following sets forth each of the Staff’s comments followed by the Trust’s response thereto. Capitalized terms not defined herein shall have the same meaning ascribed to them in the Private Placement Memorandum (“PPM”) or the Statement of Additional Information (“SAI”), as applicable, filed as part of Amendment No. 5. To the extent responses below indicate that changes will be made to the Trust’s Registration Statement, those changes will be reflected in a future amendment to the Trust’s Registration Statement, and no later than the next annual update amendment.

General Comments

1.	Comment: Please confirm supplementally that all required information, including all required exhibits, was filed in Amendment No. 5.

Response: The Trust confirms that all required information, including all required exhibits, was filed in Amendment No. 5.

Private Placement Memorandum

2.	Comment: The Staff notes that the Portfolio’s Annual Fund Operating Expenses table includes a footnote that states: “Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver or reimbursement.” Please revise this language in view of the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73) (the “Audit Risk Alert”), which state that recapture provisions in an investment adviser’s expense limitation agreement should be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture. Please make corresponding changes to the “Management of the Portfolio—Expense Limitation Agreements” section. Please also supplementally confirm that the Manager recoups fees in accordance with the guidelines.

Response: The Trust confirms that the Portfolio’s expense recoupments are applied in accordance with the guidance set forth in the Audit Risk Alert. The Trust notes, further, that the referenced footnote accurately describes the related expense limitation agreement. The Trust will monitor amounts subject to recoupment against both the original expense cap in effect at the time the expenses were waived and/or reimbursed, as well as against the expense cap in effect at the time of such monitoring.

A clarifying change will be made in order to minimize any potential for confusion over the standard applied when recouping under the expense limitation agreement. The referenced footnote disclosure will be revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment.

A corresponding change will be made to the “Management of the Portfolio—Expense Limitation Agreements” section.

3.	Comment: Please explain supplementally why the MSCI All-Country World Minimum Volatility Index is an appropriate broad-based securities market index for the Portfolio to use as a point of comparison, if the Portfolio intends to use this index as its primary benchmark for purposes of Item 4(b)(2)(iii) of Form N-1A. Please also add a description of the MSCI All-Country World Minimum Volatility Index to the PPM.

Response: The Trust believes the MSCI All-Country World Minimum Volatility Index is an appropriate broad-based equity market index for the Portfolio because it is a well-known, widely published benchmark that reflects prices of a large number of diversified large- and mid-cap equities from a number of different countries. The Trust notes that

Form N-1A defines an “appropriate broad-based securities market index” as one that is administered by an organization that is not an affiliated person of the Portfolio, its investment adviser, or principal underwriter, unless the index is widely recognized and used. The Trust believes that the MSCI All-Country World Minimum Volatility Index fits this definition. The Trust submits, furthermore, that as disclosed in the Portfolio’s Fund Summary, the Portfolio is expected to be managed with reference to this specific index. Therefore, it will provide investors and potential investors with a more useful point of comparison than any other index.

The Trust will add the below description of the MSCI All-Country World Minimum Volatility Index to the Fund Summary under the “Performance Information” heading, or in another appropriate location:

The MSCI All-Country World Minimum Volatility Index aims to reflect the performance characteristics of a minimum variance strategy applied to large and mid cap equities across 46 developed markets and emerging markets countries. The index is calculated by optimizing the MSCI ACWI Index, its parent index, in U.S. dollars for the lowest absolute risk (within a given set of constraints). Historically, the index has shown lower beta and volatility characteristics relative to the MSCI ACWI Index.

This language will be reflected in the next amendment to the Fund’s registration statement, which will be filed no later than the Trust’s annual updating amendment to be filed in late January 2017.

4.	Comment: The Staff notes that the following language (the “50% Policy”) is included in the “Principal Investment Strategies” section of the Portfolio Summary: “Under normal circumstances, the Portfolio will not invest in companies located in any single country (including the U.S.) in excess of the larger of: (i) 50% of its net assets, or (ii) a portion of its net assets equal to 5% more than the applicable country’s weight in the Index.” Please (i) indicate how the Portfolio determines the location of issuers for purposes of this test and (ii) explain supplementally how this policy reconciles with Staff guidance on the use of the word “global” in fund names, as summarized in Investment Company Institute Memorandum 26215, “SEC Staff Comments on Fund Names (Rule 35d-1),” June 4, 2012 (the “2012 Guidance”).

Response: In response to part (i) of this comment, the Trust submits that the “Characteristics and Risks of Securities and Investment Techniques—Location of Issuers” section of the PPM addresses this point in a manner that provides investors with sufficient information. Specifically, disclosure in that section of the PPM currently states:

Certain Portfolio policies are determined by reference to whether an issuer is “located in” a particular country or group of countries. In determining whether an issuer is “located in” a particular country for those purposes, the Manager or the

Sub-Adviser will consider a number of factors, including but not limited to: (i) whether the issuer’s securities are principally traded in the country’s markets; (ii) where the issuer’s principal offices or operations are located; (iii) where the issuer is headquartered or organized; and (iv) the percentage of the issuer’s revenues derived from goods or services sold or manufactured in the country. The Manager or the Sub-Adviser may also consider other factors in making this determination.

In response to part (ii) of this comment, the Trust notes that the 2012 Guidance indicates the Staff’s view that, although “global” is not a term expressly covered by Rule 35d-1 under the 1940 Act, it connotes diversification among investments in a number of different countries throughout the world, and that one approach to satisfying the standards of Section 35(d) in this context is for a fund with “global” in its name to normally invest at least 40% of assets outside the U.S. and in three different countries (the “40% Test”). The Portfolio intends to observe the 40% Test and does not believe that it conflicts with the Portfolio’s 50% Policy. The 50% Policy establishes a limit on the proportion of the Portfolio’s assets that may be invested in any one country and the 40% Test calls for investment in at least three different countries (with at least 40% of assets outside the U.S.). The Portfolio can and intends to comply with both the 40% Test and the 50% Policy simultaneously, and will observe whichever of the two is more restrictive under the circumstances.

5.	Comment: Please consider making the “managed volatility” feature of the fund more prominent within the “Principal Investment Strategies” section of the Portfolio Summary and in the “Principal Investments and Strategies of the Portfolio” section of the PPM.

Response: The final three sentences in the fourth paragraph of the “Principal Investments and Strategies” section of the Portfolio Summary, which describe the Portfolio’s approach to volatility management will be placed in a new, standalone paragraph that will be the third paragraph of the section. A corresponding change will be made to the “Principal Investments and Strategies of the Portfolio” section of the PPM.

6.	Comment: The Staff notes that the “Principal Investment Strategies” section of the Portfolio Summary includes the following sentence: “The portfolio managers also seek to control for risks associated with volatility and accordingly conduct their security-selection process with reference to the Index, which is designed to reflect the performance characteristics of a minimum variance strategy applied to the MSCI large- and mid-cap equity universe.” Please revise this disclosure to (i) further explain the term “minimum variance strategy,” consistent with “plain English” principles codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497, and (ii) clarify whether the investment approach described applies to small-cap as well as large- and mid-cap stocks.

Response: The above-referenced disclosure will be revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The portfolio managers also seek to control for risks associated with volatility and accordingly conduct their security-selection process with reference to the Index, which is designed to reflect the performance characteristics of a minimum variance strategy applied to the MSCI ~~large- and mid-cap equity universe~~All-Country World Index (the “Parent Index”), an index consisting principally of large- and mid-cap equities across a wide range of developed and emerging markets countries. The Index implements a “minimum variance strategy” by optimizing its Parent Index for the lowest absolute risk (within a given set of constraints).

The Trust supplementally notes that while it is managed with reference to the MSCI All-Country World Minimum Volatility Index, which seeks to capture large- and mid-cap equity performance, subject to volatility mitigation constraints, the Portfolio retains the ability to invest in securities across all capitalization ranges. With respect to any small-cap securities included in the Portfolio, the Portfolio managers intend to control for risk factors and the portfolio’s sensitivity to broader market movements (“beta”) in the same manner that they do with respect to large- and mid-cap stocks that are included in the Portfolio.

7.	Comment: Please consider revising disclosure in the “Principal Investment Strategies” section of the Portfolio Summary to further explain the term “risk premiums.”

Response: The Trust will revise the referenced disclosure as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Portfolio’s investment strategy centers on the portfolio managers’ belief that individual investment styles (as described below) carry long-term “risk premiums” that are largely independent of the current economic or market environment and that can be captured using a disciplined investment approach. “Risk premiums” represent the potential added value resulting from investments in certain sub-segments of the market that may carry higher risks but have historically led to higher returns on investment in favorable market conditions.

8.	Comment: The Staff notes that the term “Sub-Adviser” is not defined prior to its first use in the PPM.

Response: The Trust will make the appropriate revision to the PPM to define “Sub-Adviser” prior to its first use.

9.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Portfolio Summary states that: “The Portfolio may participate in initial public offerings (IPOs) and may also invest a portion of its assets in real estate investment trusts (REITS). The Portfolio may also utilize foreign currency exchange contracts, stock index futures contracts, warrants and other derivative instruments.” Please confirm supplementally that this disclosure relates to principal investment strategies of the Portfolio, or otherwise revise it so that it only describes investments that constitute part of a principal investment strategy.

Response: The Trust believes that the referenced disclosure is helpful to investors and provides further clarity about the Portfolio’s principal investment strategies and the associated risks, and is compliant with Item 4 of Form N-1A. Although the Portfolio may not currently invest significantly (or at all) in some of the instruments described in the “Principal Investment Strategies” section of the Portfolio Summary, the Trust believes that investors benefit from disclosure describing investments the Portfolio may make in executing a principal investment strategy. This is particularly true with respect to investments in derivative instruments, which may involve significant risks even if the Portfolio is not exposed to such investments on a continuous or regular basis. Thus, the Trust respectfully declines to revise disclosure in the Portfolio Summary in response to this comment.

10.	Comment: If the Portfolio is expected have exposure to subprime mortgage loans through investments in real estate investment trusts (“REITs”), please add relevant disclosure to the “Principal Investment Strategies” section of the Portfolio Summary, and add appropriate corresponding risk disclosures.

Response: The Trust confirms that the Portfolio is not expected to have material exposure to subprime mortgage loans through investments in REITs. The Trust notes, further, that the SAI discloses risks related to subprime loans in the “Investment Objectives and Policies—Mortgage-Related and Asset-Backed Securities” section of the SAI.

11.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Portfolio Summary states that the Portfolio “may utilize foreign currency exchange contracts, stock index futures contracts, warrants and other derivative instruments.” Please revise this disclosure to include the specific types of derivative investments and their manner of use. Additionally, please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response: The Trust believes the PPM and SAI contain adequate disclosure relating to the Portfolio’s use of derivatives. Current disclosure in the section of the PPM titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, the Portfolio may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which the Portfolio would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

The Portfolio’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject the Portfolio to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Portfolio.

Additionally, the Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized. The Trust believes that its derivatives-related disclosure complies with this guidance and respectfully submits that revisions to such disclosure are not necessary. The Trust notes, furthermore, that the Staff has previously emphasized the risks of derivatives use, and that the Trust, accordingly, believes that comparatively broad derivatives-related disclosure is appropriate to put investors on notice that such instruments may be used.

12.	Comment: Please revise the lead-in language in the “Principal Risks” section of the Portfolio Summary to explain why the risks are presented in alphabetical order after the first six risks. Please also make a conforming change in the “Principal Investments and Strategies of the Portfolio” section.

Response: The Trust respectfully submits that the referenced disclosure clearly indicates that the Portfolio has determined the number and content of the most significant principal risks to which, under normal circumstances, the Portfolio expects to be subject. The Trust believes that listing those significant principal risks first—and calling out the specific number of principal risks listed prior to the alphabetized remainder—helps investors understand how the Portfolio may be expected to have different a risk profile from other funds in the Allianz Global Investors fund complex, even if they share common principal risks. If each fund in the Allianz Global Investors fund complex used only an alphabetized list of principal risks, the Trust believes investors would have more difficulty understanding these differences. The Trust believes this method is helpful to investors because it highlights the most significant principal risks of investing in the Portfolio, and also includes the complete list of principal risks. Therefore, the Trust declines to make the requested change.

13.	Comment: Please add disclosure to the “Credit and Counterparty Risk” section of the PPM to clarify that the section applies to investments in derivatives.

Response: The Trust respectfully submits that the information included in the “Credit and Counterparty Risk” section of the PPM contains adequate disclosure relating to the Portfolio’s use of derivatives. Current disclosure in this section states (emphasis added):

The Portfolio is also subject to the risk that a counterparty to a derivatives contract, repurchase agreement, a loan of portfolio securities or an unsettled transaction may be unable or unwilling to make timely settlement payments or otherwise honor its obligations to the Portfolio. If a counterparty fails to meet its contractual obligations, goes bankrupt, or otherwise experiences a business interruption, the Portfolio could miss investment opportunities or otherwise hold investments it would prefer to sell, resulting in losses for the Portfolio.

The Trust also notes that the “Summary of Principal Risks—Derivatives Risk” and “Characteristics and Risks of Securities and Investment Techniques—Derivatives” sections also include references to credit and/or counterparty risk. The Trust therefore submits that its current disclosure adequately discloses the applicability of credit and counterparty risk to derivatives and respectfully declines to revise its disclosure in response to this comment.

14.	Comment: Please consider revising the disclosure for “Liquidity Risks” in the “Principal Investments and Strategies of the Portfolio” section of the PPM to clarify which principal investment strategies and types of investments are subject to this risk.

Response: The Trust respectfully submits that the “Liquidity Risk” disclosure as currently drafted highlights several specific security types that may become illiquid, and that each such security is eligible for purchase by the Portfolio. The Trust notes, moreover, that because securities may become illiquid for a variety of reasons, liquidity risk is most appropriately disclosed as applying to the Portfolio’s principal investment strategies generally. The Trust submits, furthermore, that it has provided additional disclosure related to liquidity under “Characteristics and Risks of Securities and Investment Techniques—Illiquid Securities” that provides further detail on the liquidity characteristics of certain security types. The Trust respectfully submits that its current disclosures related to liquidity risk are clearly delineated and compliant with Form N-1A. Therefore, the Trust declines to make the requested change.

15.	Comment: The Staff notes that Turnover Risk is included as a principal risk of the Portfolio and requests that disclosure related to portfolio turnover be added to the “Principal Investment and Strategies” section of the Portfolio Summary.

Response: The Trust notes that Item 3 of Form N-1A requires the Portfolio to define portfolio turnover, explain its effects on Portfolio performance, and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all funds, the Trust believes that the inclusion of Turnover Risk is appropriate for the Portfolio. Consistent with disclosure included in other registration statements filed by the

Trust, the Trust respectfully submits that it will continue to disclose Turnover Risk as a primary risk of the Portfolio regardless of whether or not it is associated with a specific investment strategy.

16.	Comment: The Staff asserts that the disclosure provided in response to Item 4(a) of Form N-1A should not be identical to the disclosure provided in response to Item 9(b). Please revise the disclosure in the “Principal Investment Strategies” section of the Portfolio Summary and/or the information in the corresponding section titled “Principal Investments and Strategies of the Portfolio” accordingly.

Response: The Trust respectfully submits that the Portfolio Summary, as written, has been tailored to summarize the information provided in response to Item 9(b) of Form N-1A and is therefore appropriately responsive to the requirements of Item 4(a) and related Commission and Staff guidance. The Trust notes that the Portfolio Summary is not identical to the Item 9(b) disclosure, although much of the language in the Portfolio Summary conforms to the Item 9(b) disclosure.

17.	Comment: The Staff notes that the introductory paragraph to the “Summary of Principal Risks” section of the PPM includes the following sentence: “The Portfolio may be subject to additional risks other than those described below because the types of investments made by a portfolio can change over time.” Please remove this sentence, given that the Trust would be required to update the PPM in the event of a material change in the principal investment strategies and principal risks of the Portfolio.

Response: The Trust respectfully declines to make the requested change. The Trust notes that new risks may emerge as a result of unforeseen market, economic, geopolitical, company-specific or other developments. The Trust therefore believes that the sentence referenced by the Staff is both accurate and helpful to investors, as it provides notice that additional risks may emerge in the future even though they are not currently disclosed as principal risks. The Trust notes, further, that the referenced disclosure refers to only “additional risks” and not additional principal risks, and the Trust believes that putting investors on notice that additional risks other than the stated principal risks may affect the Portfolio is helpful to investors and compliant with Form N-1A.

18.	Comment: Please revise the disclosure in the section titled “Management of the Portfolio—Manager/Sub-Adviser Relationship” to indicate whether the Manager may enter into sub-advisory agreements with affilaites, non-affiliates or both.

Response: The Trust notes that revisions similar to the one suggested in this comment have been included in registration statements of other trusts in the Allianz Global Investors fund complex because those trusts have received exemptive relief that is conditioned on whether sub-advisory arrangements are entered into with affiliates or non-affiliates (among other constraints and conditions). The Trust currently does not have an exemptive order that would permit it to enter into new sub-advisory agreements without shareholder approval. If and when such exemptive relief is obtained, the Trust will consider adding disclosure to the PPM regarding the conditions of such relief, including applicable distinctions between affiliated and unaffiliated sub-advisers. However, the Trust respectfully submits that such an update is not necessary at this time.

19.	Comment: Please revise the disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques” to distinguish between principal and non-principal strategies and remove references to risks that are not relevant to the Portfolio. Please confirm whether the instruments discussed in the subsections titled “Senior and Other Bank Loans,” “Corporate Debt Securities” and “High Yield Securities” are in fact investments of the Portfolio.

Response: The Trust respectfully submits that the disclosure in the “Characteristics and Risks of Securities and Investment Techniques” section is currently presented in a form-compliant manner. The Trust retains the ability to invest in each of the instruments identified in this section of the PPM. The specific principal investment strategies applicable to the Portfolio are described in the Portfolio’s Portfolio Summary and are reiterated and expanded upon in the section titled “Principal Investments and Strategies of the Portfolio.” Further, the introduction to the section titled “Characteristics and Risks of Securities and Investment Techniques” currently states that: “This section provides additional information about some of the principal investments and related risks of the Portfolio identified in the Portfolio Summary and under ‘Principal Investments and Strategies of the Portfolio’ and ‘Summary of Principal Risks’ above.”

Because the principal investment strategies of the Portfolio are already clearly identified in multiple locations in the PPM, the Trust believes that further distinguishing between principal and non-principal strategies in the section titled “Characteristics and Risks of Securities and Investment Techniques” would increase the size of the PPM without enhancing the quality of the principal risk disclosure, in contravention of Rule 421(b) under the Securities Act of 1933, as amended.

20.	Comment: Please (i) revise the section of the PPM titled “Characteristics and Risks of Securities and Investment Techniques—Derivatives” to indicate what type of swap agreements the Portfolio will enter into and (ii) also confirm that the Portfolio segregates an appropriate amount of assets to cover its obligations in connection with total return swaps, consistent with SEC Concept Release No. IC-29776 (August 31, 2011).

Response: In response to part (i) of this comment, the Trust respectfully submits that its disclosure, as currently written, characterizes the Trust’s ability to use swaps in a way that is informative to investors and compliant with Form N-1A. The Trust notes that the strategy language included in the Portfolio Summary and the “Principal Investments and Strategies of the Portfolio” sections both state that the Portfolio may invest in “other derivative instruments.” The “Summary of Principal Risks—Derivatives Risk” and “Characteristics and Risks of Securities and Investment Techniques—Derivatives” sections each include references to swaps and particular types of swaps. The Trust notes, furthermore, that the “Investment Objectives and Policies—Derivative Instruments—

Swap Agreements” section of the SAI details certain types of swap agreements that the Trust may use. Trust notes, finally, that swaps may be entered into with reference to a wide range of different instruments and that it wishes to retain the ability to invest in swaps generally in connection with its principal investment strategies.

Regarding part (ii) of this comment, the Trust evaluates the Portfolio’s derivative positions for purposes of asset segregation, including in connection with total return swaps, based on the value of the Portfolio’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust notes that the Commission proposed rule changes in December 2015 that relate to this topic, and that, if adopted, would affect the Portfolio’s future approach to segregation.

Additionally, the Trust confirms that, as described in the section of the SAI titled “Investment Objectives and Policies—Derivative Instruments,” the Portfolio applies the following test: “[i]n connection with credit default swaps in which a Portfolio is the seller, the Portfolio will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Portfolio).”

21.	Comment: Please move the disclosure in the section of the PPM titled “Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies” to the Portfolio’s Item 9 disclosure.

Response: The Trust respectfully submits that the current location of the disclosure regarding changes in investment objectives and policies is appropriate and compliant with Form N-1A. The Trust believes the information included in the “Changes in Investment Objectives and Policies” section of the PPM does not describe the investment objective, principal investment strategies or related risks particular to the Portfolio described in the PPM, and therefore, is not responsive to Item 9, which requires a description of the Portfolio’s investment objective and how the Portfolio intends to achieve its investment objectives. Instead, the referenced disclosure simply includes certain generic disclosure about how the investment objective described in Item 9 may be changed and the relevant notice and approval requirements associated with such changes. Therefore, the Trust intends to keep the referenced disclosure in its current location.

SAI Comments

22.	Comment: Please confirm supplementally whether the Portfolio intends to invest in contingent convertible securities, either as a principal investment strategy or as an additional strategy. To the extent that the Portfolio invests or intends to invest in contingent convertible securities, please consider adding appropriate disclosure about such investments. If the Portfolio invests or intends to invest in contingent convertible securities as a principal investment strategy, please add appropriate discussion and corresponding risk disclosure to the “Principal Investment Strategies” section of the Portfolio Summary and the Portfolio’s Item 9 disclosure.

Response: The Trust confirms that the Portfolio does not have a current intention to invest in contingent convertible securities, and submits that the current extent and placement of the disclosure related to contingent convertible securities are appropriate.

23.	Comment: Please confirm supplementally that any positions used to offset credit default swap positions where the Portfolio is the seller, as described under “Investment Objectives and Policies—Derivative Instruments—Swap Agreements,” have terms that match those of the swap, including maturity, interest rate and the relevant credit parties.

Response: The Trust confirms that, in the event the Portfolio invests in credit default swaps, the positions used by the Portfolio to offset credit default swaps will have the same maturity, interest rate, credit parties, and other relevant features as the related swap position.

24.	Comment: The Staff notes that disclosure in the section titled “Investment Practices, Policies, Strategies and Risks–Mortgage-Related and Asset-Backed Securities–Mortgage Pass-Through Securities” currently states: “In the case of privately issued mortgage-related securities, the Portfolios take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.” Please note that the Staff’s position is that, for purposes of a fund’s fundamental policy on industry concentration, privately issued mortgage-related securities do represent an investment in an industry or group of related industries. Please supplementally state the legal basis for the Portfolios’ position on this point.

Response: The Trust respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and Commission guidance thereunder. Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specifies how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the SEC No-Action Letters issued to Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust, each dated July 8, 2013, the Commission stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”1

[1]	Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013).

The Trust believes that if it were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Trust believes that its disclosed position regarding the treatment of privately issued mortgage-related securities for purposes of a Portfolio’s industry concentration policy is therefore reasonable and appropriate. The Trust respectfully declines to revise the disclosure relating to privately issued mortgage-related securities.

25.	Comment: In the “Investment Restrictions—Other Information Regarding Investment Restrictions and Policies” section, please confirm supplementally that restrictions on borrowings are not limited to the time of investment.

Response: The Trust confirms that it continues to monitor the Portfolio’s borrowings to confirm that such borrowings are in compliance with the Portfolio’s policies with respect to restrictions on borrowings. If the Trust determines that market movement has caused the Portfolio’s borrowings to move outside of its restrictions on borrowings, the Trust will take appropriate actions to make any necessary changes to the Portfolio’s borrowings.

26.	Comment: Please describe how derivatives are included or counted for purposes of the Rule 35d-1 policies of the series of the Trust other than the Portfolio and describe how they will be valued. Please note that the Staff’s position is that a derivative’s market value should be used to include or count the derivative for purposes of a Rule 35d-1 policy.

Response: For the sake of clarity, the Trust notes that the Portfolio does not have a Rule 35d-1 policy, but that the referenced disclosure in the SAI relates to the Rule 35d-1 policies of other series of the Trust.

For purposes of determining compliance with its Rule 35d-1 policy, a portfolio may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, a portfolio will count only the market value of a derivative instrument toward its Rule 35d-1 policy. However, consistent with the purposes of Rule 35d-1, the Trust reserves the flexibility to use a derivative contract’s notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with a portfolio’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its Rule 35d-1 policy notwithstanding that it had practically no economic exposure to equity investments.

The Trust further notes that disclosure in the section of the PPM of each series of the Trust titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Portfolio investments listed in this Private Placement Memorandum will apply at the time of investment. The Portfolio would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Portfolio’s investments refer to total assets. Unless otherwise stated, if the Portfolio is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Portfolio may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances), placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

27.	Comment: The Staff notes that the “Distribution of Trust Shares—Purchases and Redemptions” disclosure currently states:

Redemptions of Portfolio shares may be suspended when trading on the New York Stock Exchange is restricted or during an emergency that makes it impracticable for the Portfolios to dispose of their securities or to determine fairly the value of their net assets, or during any other period as permitted by the SEC for the protection of investors. Under these and other unusual circumstances, the Trust may suspend redemptions or postpone payments for more than seven days, as permitted by law.

Please consider clarifying the last (bolded) sentence in the above-quoted disclosure to more closely track the language and requirements of Section 22(e) of the 1940 Act and related rules, noting in particular the meaning of and legal basis for the inclusion of the phrase “or other unusual circumstances.”

Response: The Trust has reviewed the referenced disclosure and notes that the phrase “as permitted by law” was added to the last sentence of the above-quoted disclosure in response to a previous, similar comment from the Staff related to another registrant in the Allianz Global Investors fund complex. The Trust believes that current disclosure, including the phrase “or other unusual circumstances,” clearly indicates that the Trust will only suspend redemptions or postpone payment for redeemed shares as permitted by the 1940 Act and other applicable law. The Trust therefore believes that the referenced disclosure is both accurate and helpful to investors and respectfully declines to revise its disclosure in response to this comment.

28.	Comment: Please provide an explanation for the inclusion of the section titled “Other Information—Forward-Looking Statements”.

Response: The Trust respectfully submits that its current disclosure regarding forward-looking statements is appropriate and compliant with Form N-1A. The Trust believes that disclosing the risks, uncertainties and assumptions associated with forward-looking statements is helpful to investors by alerting them to the inherently uncertain nature of the events and circumstances reflected in such statements.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Angela C. Jaimes, Esq.